Exhibit 99.1

Burning Rock Reports Third Quarter 2020 Financial Results

GUANGZHOU, China, November 20, 2020—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2020.

Recent Business Highlights

•

Early Detection. Validated a new version of ELSA-seq to expand from 3 cancer types (lung, liver, and colon/rectum) to 6 cancer types (esophagus, pancreas, and ovary added). This demonstrates Burning Rock’s continued progress on its blood-based, pan-cancer early detection R&D.

○

The new version of the ELSA-seq assay was able to detect more cancer types (liver, colon/rectum, esophagus, pancreas, lung, and ovary) at early stages (I-III), demonstrated higher specificity, and was able to predict the tissue of origin with high accuracy.

○

The validation data was presented at ESMO Asia Virtual Congress 2020 (“ESMO Asia”) in a mini oral presentation (Company presentation link here: https://brbiotech.gcs-web.com/static-files/5856cf76-36ef-4a0e-8632-c654b5652187). At 99.5% specificity (95% confidence interval [95% CI] 96.7-100), the sensitivity from cross validation was 79.9% (95% CI 74.6-84.4). These results generally held in the pre-allocated independent validation set, which demonstrated 98.3% specificity (95% CI 95.8-99.4) and 80.6% sensitivity (95% CI 76.0-84.6). The results show a significant improvement of specificity compared to the earlier version of the test (presented in January 2020 at AACR Special Conference on Liquid Biopsy, poster link here: https://brbiotech.gcs-web.com/static-files/81388e0e-e5b5-4c34-baab-e7ddb41427e4), which showed 95.1% specificity (95% CI 91.2-97.4) and 80.8% sensitivity (95% CI 77.0-84.1).

○	In terms of identifying the location of the malignancies, the test produced a tissue-of-origin result in 98.6% of cases, and 81.0% (95% CI 77.2-84.3) of these predictions were correct.

•

Therapy Selection. Analytical validation data of Magnis BR using a 520-gene tissue-based panel and a 168-gene liquid-based panel was presented at the Association for Molecular Pathology (AMP) Annual Meeting in a platform presentation (abstract number TT04). Magnis BR demonstrated comparable testing accuracy, superior library quality repeatability, and shorter turnaround time compared to manual library preparation approach.

○

Magnis BR, Burning Rock’s fully automated NGS library preparation system, is a key component of Burning Rock’s strategy of empowering hospitals to run NGS tests in-house with minimized lab space and staff requirement. Its fully automated “walk-away” 9-hour overnight library preparation procedure enables hospitals to generate NGS reports in as quickly as 3 days.

○	As China’s first and only capture-based fully automated NGS library preparation system, Magnis BR further strengthens Burning Rock’s competitive position in the important in-hospital testing market.

•	Licensed-in the Myriad myChoice® test into China on an exclusive basis for collaborative drug development studies and clinics.

○	Highly synergistic with Burning Rock’s existing testing platforms, leveraging Burning Rock’s strengths in oncology NGS testing and commercial access.

○

This test offers significant benefits to Chinese patients with myChoice® regarded as the ‘gold-standard’ for determining HRD status, as PARP inhibitors demonstrate increasing significance in a range of cancer types.

Third Quarter 2020 Financial Results

Revenues were RMB123.9 million (US$18.2 million) for the three months ended September 30, 2020, representing a 19.4% increase from RMB103.7 million for the same period in 2019, or a 28.8% increase compared to the average of 3Q19 and 4Q19. Sequentially, revenue increased by 15.8% from RMB107.0 million for the three months ended June 30, 2020.

•

Revenue generated from central laboratory business was RMB89.9 million (US$13.2 million) for the three months ended September 30, 2020, representing a 29.7% increase from RMB69.3 million for the same period in 2019, or a 20.5% sequential increase from RMB74.6 million for the three months ended June 30, 2020, primarily attributable to resumed volume growth of the Company’s central laboratory business. Number of patients tested in the central laboratory channel was 8,644 for the three months ended September 30, 2020, representing a 27.7% increase from 6,769 for the same period in 2019, or a 19.2% increase from 7,252 for three months ended June 30, 2020.

•

Revenue generated from in-hospital business was RMB31.7 million (US$4.7 million) for the three months ended September 30, 2020, representing a 3.3% increase from RMB30.7 million for the same period in 2019, or a 41.6% increase compared to the average of 3Q19 and 4Q19. Sequentially, revenue generated from in-hospital business increased by 14.9% from RMB27.6 million for the three months ended June 30, 2020. Number of contracted partner hospitals in the in-hospital channel increased to 25 as of September 30, 2020 from 24 as of June 30, 2020 and 19 as of December 31, 2019.

•

Revenue generated from pharma research and development services was RMB2.3 million (US$0.3 million) for the three months ended September 30, 2020, representing a 38.7% decrease from RMB3.7 million for the same period in 2019, due to declined pharma testing volumes.

Cost of revenues was RMB32.3 million (US$4.8 million) for the three months ended September 30, 2020, representing a 26.5% increase from RMB25.5 million for the same period in 2019, which was generally in line with the Company’s continued business growth.

Gross profit was RMB91.6 million (US$13.5 million) for the three months ended September 30, 2020, representing a 17.1% increase from RMB78.2 million for the same period in 2019. Gross margin was 73.9% for the three months ended September 30, 2020, compared to 75.4% for the same period in 2019.

Operating expenses were RMB216.2 million (US$31.8 million) for the three months ended September 30, 2020, representing a 93.5% increase from RMB111.8 million for the same period in 2019.

•

Research and development expenses were RMB69.3 million (US$10.2 million) for the three months ended September 30, 2020, representing an 81.1% increase from RMB38.3 million for the same period in 2019, primarily due to (i) an increase in staff cost of research and development personnel, and (ii) an increase in share-based compensation expenses for options granted to research and development personnel.

•	Selling and marketing expenses were RMB44.2 million (US$6.5 million) for the three months ended September 30, 2020, representing a 3.7% increase from RMB42.6 million for the same period in 2019.

•

General and administrative expenses increased significantly to RMB102.7 million (US$15.1 million) for the three months ended September 30, 2020 from RMB30.9 million for the same period in 2019, primarily due to (i) an increase in share-based compensation expenses for options granted to general and administrative personnel, and (ii) an increase in staff cost of general and administrative personnel.

Net loss was RMB127.1 million (US$18.7 million), compared to RMB32.2 million for the same period in 2019.

Cash, cash equivalents, restricted cash and short-term investments were RMB2.4 billion (US$353.8 million) as of September 30, 2020.

2020 Financial Guidance

The Company reiterates its 2020 full-year revenue guidance of approximately RMB420 million (US$61.9 million).

Conference Call Information

Burning Rock will host a conference call to discuss the third quarter 2020 financial results at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Hong Kong time) on November 20, 2020.

Details of the conference call are as follows:

International:	+65 67135090
U.S.:	+1 8456750437
U.K.:	+44 2036214779
Hong Kong:	+852 30186771
China Mobile:	4006208038
China Landline:	8008190121
Conference ID:	5637209

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 185,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Selected Operating Data

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Central Laboratory Channel:
Number of patients tested	5,336	6,047	6,769	7,576	4,680	7,252	8,644
Number of ordering physicians(1)	984	1,059	1,155	1,222	810	1,175	1,194
Number of ordering hospitals(2)	249	265	281	304	232	284	289

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
In-hospital Channel:
Pipeline partner hospitals(1)	17	20	21	21	23	23	22
Contracted partner hospitals(2)	14	15	19	19	21	24	25
Total number of partner hospitals	31	35	40	40	44	47	47

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(RMB in thousands)
Central laboratory channel	72,807	63,394	69,304	70,749	46,141	74,607	89,899
In-hospital channel	26,557	16,329	30,704	14,088	17,123	27,588	31,704
Pharma research and development channel	5,101	5,090	3,716	3,838	4,065	4,776	2,278
Total revenues	104,465	84,813	103,724	88,675	67,329	106,971	123,881

	For the three months ended
Gross profit	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(RMB in thousands)
Central laboratory channel	54,910	46,122	50,113	51,420	32,434	56,556	67,804
In-hospital channel	19,870	12,571	25,412	319	10,126	19,269	22,410
Pharma research and development channel	3,332	3,366	2,662	3,237	2,224	2,573	1,373
Total gross profit	78,112	62,059	78,187	54,976	44,784	78,398	91,587

	For the three months ended
Share-based compensation expenses	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(RMB in thousands)
Cost of revenues	143	177	180	178	176	183	160
Research and development expenses	722	708	1,486	6,461	2,072	25,314	10,572
Selling and marketing expenses	364	517	485	(131)	253	491	341
General and administrative expenses	429	537	1,149	9,387	1,665	1,639	57,805
Total share-based compensation expenses	1,658	1,939	3,300	15,895	4,166	27,627	68,878

Burning Rock Biotech Limited Unaudited Condensed Statements of Comprehensive (Loss) Income

(in thousands, except for number of shares and per share data)

		For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	September 30, 2020
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	104,465	84,813	103,724	88,675	67,329	106,971	123,881	18,246

Cost of revenues	(26,353)	(22,754)	(25,537)	(33,699)	(22,545)	(28,573)	(32,294)	(4,757)

Gross profit	78,112	62,059	78,187	54,976	44,784	78,398	91,587	13,489

Operating expenses:
Research and development expenses	(31,427)	(34,992)	(38,278)	(52,238)	(40,016)	(71,176)	(69,330)	(10,211)
Selling and marketing expenses	(26,690)	(34,929)	(42,606)	(49,109)	(29,815)	(37,992)	(44,174)	(6,506)
General and administrative expenses	(31,565)	(20,614)	(30,866)	(49,112)	(34,295)	(42,272)	(102,731)	(15,131)

Total operating expenses	(89,682)	(90,535)	(111,750)	(150,459)	(104,126)	(151,440)	(216,235)	(31,848)

Loss from operations	(11,570)	(28,476)	(33,563)	(95,483)	(59,342)	(73,042)	(124,648)	(18,359)

Interest income	128	3,806	3,686	3,541	3,985	44	698	103
Interest expense	(4,210)	(1,826)	(1,650)	(1,303)	(1,178)	1,939	(776)	(114)
Other (expense) income, net	(176)	(329)	(37)	(341)	(151)	122	(176)	(26)
Foreign exchange (loss) gain, net	(101)	1,142	800	(355)	611	(118)	(2,228)	(328)
Change in fair value of warrant liability	64	(347)	(1,403)	(1,153)	3,503	—	—	—

Loss before income tax	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(18,724)

Income tax expenses	—	—	—	—	—	—	—	—

Net loss	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(18,724)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(15,865)	(26,030)	(32,167)	(95,094)	(52,572)	(71,055)	(127,130)	(18,724)
Accretion of convertible preferred shares	(50,296)	(41,770)	(33,772)	(39,173)	(26,288)	(38,400)	—	—

Net loss attributable to ordinary shareholders	(66,161)	(67,800)	(65,939)	(134,267)	(78,860)	(109,455)	(127,130)	(18,724)
Loss per share:
Ordinary shares - basic and diluted	(2.86)	(2.93)	(2.85)	(5.49)	(3.15)	(2.68)	—	—
Class A ordinary shares - basic and diluted	—	—	—	—	—	—	(1.22)	(0.18)
Class B ordinary shares - basic and diluted	—	—	—	—	—	—	(1.22)	(0.18)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	23,167,232	23,167,232	23,167,232	24,437,444	25,031,575	40,786,167	—	—
Class A ordinary shares - basic and diluted	—	—	—	—	—	—	86,479,686	86,479,686
Class B ordinary shares - basic and diluted	—	—	—	—	—	—	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(278)	(14,288)	45,317	(6,647)	11,422	(2,336)	(91,093)	(13,417)
Total comprehensive (loss) income	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(218,223)	(32,141)
Total comprehensive (loss) income attributable to Burning Rock Biotech Limited’s shareholders	(16,143)	(40,318)	13,150	(101,741)	(41,150)	(73,391)	(218,223)	(32,141)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive (Loss) Income

(in thousands, except for number of shares and per share data)

	For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Revenues	293,002	298,181	43,917

Cost of revenues	(74,644)	(83,412)	(12,286)

Gross profit	218,358	214,769	31,631

Operating expenses:
Research and development expenses	(104,697)	(180,522)	(26,588)
Selling and marketing expenses	(104,225)	(111,981)	(16,493)
General and administrative expenses	(83,045)	(179,298)	(26,408)

Total operating expenses	(291,967)	(471,801)	(69,489)

Loss from operations	(73,609)	(257,032)	(37,858)

Interest income	7,620	4,727	696
Interest expense	(7,686)	(15)	(2)
Other expense, net	(542)	(205)	(30)
Foreign exchange (loss) gain, net	1,841	(1,735)	(256)
Change in fair value of warrant liability	(1,686)	3,503	516

Loss before income tax	(74,062)	(250,757)	(36,934)

Income tax expenses	—	—	—

Net loss	(74,062)	(250,757)	(36,934)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(74,062)	(250,757)	(36,934)
Accretion of convertible preferred shares	(125,838)	(64,688)	(9,528)

Net loss attributable to ordinary shareholders	(199,900)	(315,445)	(46,462)

Loss per share for class A and class B ordinary shares:
Ordinary shares - basic and diluted	(8.63)	—	—
Class A ordinary shares - basic and diluted	—	(5.56)	(0.82)
Class B ordinary shares - basic and diluted	—	(5.56)	(0.82)

Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	23,167,232	—	—
Class A ordinary shares - basic and diluted	—	39,446,747	39,446,747
Class B ordinary shares - basic and diluted	—	17,324,848	17,324,848

Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	30,751	(82,007)	(12,078)

Total comprehensive loss	(43,311)	(332,764)	(49,012)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(43,311)	(332,764)	(49,012)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	94,235	2,061,566	303,636
Restricted cash	4,009	263	39
Short-term investment	313,988	340,505	50,151
Accounts receivable	88,822	93,839	13,821
Contract assets	909	20,257	2,984
Amounts due from related parties	74,368	—	—
Inventories	58,116	69,805	10,281
Prepayments and other current assets	72,340	60,970	8,980

Total current assets	706,787	2,647,205	389,892

Non-current assets:
Equity method investment	1,790	1,527	225
Long-term investment	38,369	37,456	5,517
Property and equipment, net	89,314	96,688	14,241
Intangible assets, net	343	3,455	509
Other non-current assets	10,954	16,162	2,380

Total non-current assets	140,770	155,288	22,872

TOTAL ASSETS	847,557	2,802,493	412,764

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	12,348	30,284	4,460
Deferred revenue	49,539	67,109	9,884
Capital lease obligations, current	4,893	5,300	781
Accrued liabilities and other current liabilities	54,059	110,545	16,282
Customer deposits	4,104	16,076	2,368
Short-term borrowing	2,370	2,370	349
Current portion of long-term borrowings	37,129	37,208	5,480

Total current liabilities	164,442	268,892	39,604

Non-current liabilities:
Deferred government grants	991	263	39
Capital lease obligations	4,816	787	116
Long-term borrowings	18,266	—	—
Warrant liability	23,503	—	—

Total non-current liabilities	47,576	1,050	155

TOTAL LIABILITIES	212,018	269,942	39,759

Mezzanine equity:
Series A convertible preferred shares	186,991	—	—
Series B convertible preferred shares	466,983	—	—
Series C convertible preferred shares	873,059	—	—

Total mezzanine equity	1,527,033	—	—

Shareholders’ (deficit) equity:
Ordinary shares	31	—	—
Class A ordinary shares	—	114	17
Class B ordinary shares	—	21	3
Additional paid-in capital	45,640	3,866,806	569,519
Accumulated deficits	(946,464)	(1,261,682)	(185,826)
Accumulated other comprehensive income (loss)	9,299	(72,708)	(10,708)

Total shareholders’ (deficit) equity	(891,494)	2,532,551	373,005

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY	847,557	2,802,493	412,764

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Net cash used in operating activities	(17,395)	(37,052)	(5,457)
Net cash used in investing activities	(25,684)	(365,373)	(53,814)
Net cash used in financing activities	(22,878)	(20,939)	(3,084)
Effect of exchange rate on cash, cash equivalents and restricted cash	5,501	(81,043)	(11,936)
Net decrease cash, cash equivalents and restricted cash	(60,456)	(504,407)	(74,291)
Cash, cash equivalents and restricted cash at the beginning of period	185,740	2,566,236	377,966
Cash, cash equivalents and restricted cash at the end of period	125,284	2,061,829	303,675

	For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
Net cash (used in) generated from operating activities	(177,905)	17,116	2,519
Net cash used in investing activities	(368,922)	(72,884)	(10,734)
Net cash generated from financing activities	570,643	2,097,242	308,891
Effect of exchange rate on cash, cash equivalents and restricted cash	6,134	(77,889)	(11,471)
Net increase cash, cash equivalents and restricted cash	29,950	1,963,585	289,205
Cash, cash equivalents and restricted cash at the beginning of period	95,334	98,244	14,470
Cash, cash equivalents and restricted cash at the end of period	125,284	2,061,829	303,675